Exhibit 3

Yes ☐ No ☒

If no, identify and explain any differences.

By definition the terms and conditions of the services and products offered are not the same for the Broker-Dealer Operator as for all subscribers, because Aqua personnel do not enter orders into the ATS. For example, if Aqua incurred an error, Aqua employees would not be permitted to submit an order into the ATS to trade out of the error position.

The terms and conditions of services and products required to be identified in Part II, Item 5(a) are the same for all subscribers of the same classification. Only buyside and Outsourced Buyside Desk subscribers are permitted to use: (i) PDS and; (ii) the Aqua Desktop Application.

c. ~~c.~~Does any Affiliate of the Broker-Dealer Operator offer Subscribers, the Broker- Dealer Operator, or both, any products or services for the purpose of effecting transactions or submitting, disseminating, or displaying orders or trading interest in the NMS Stock ATS?

Yes ☐ No ☒ If yes, identify the products or services offered, provide a summary of the terms and conditions for use, and list here the applicable Item number in Part III of this form where the use of the product or service is explained. If there is no applicable item in Part III, explain the use of the product or service with the ATS here. **N/A**

d. ~~d.~~If yes to Item 5(c), are the terms and conditions of the services or products required to be identified in Item 5(c) the same for all Subscribers and the Broker- Dealer Operator?

Yes ☐ No ☐ **N/A**

If no, identify and explain any differences.

Item 6: Activities of Service Providers

a. ~~a.~~Does any employee of the Broker-Dealer Operator or its Affiliate that services both the operations of the NMS Stock ATS and any other business unit or any Affiliate of the Broker-Dealer Operator ("shared employee") have access to confidential trading information on the NMS Stock ATS?

Yes ☒ No ☐

If yes, identify the business unit, Affiliate, or both that the shared employee services, and provide a summary of the role and responsibilities of the shared employee at the ATS and the business unit, Affiliate, or both that the shared

8

Exhibit 3

employee services.

CF&Co., an Aqua affiliate and SEC- and FINRA-registered broker-dealer, acts as ~~the~~a clearing broker on ~~all~~ trades executed in Aqua and provides other clearing and settlement services, giving middle and back office employees of CF&Co. access to confidential post-trade information. These CF&Co. employees also provide similar services to CF&Co., other affiliated and unaffiliated clearing customers.

Aqua's Chief Compliance Officer and Chief Risk Officer, along with subordinate compliance and risk personnel, are dually-registered with both Aqua and CF&Co. and provide similar services to CF&Co. and other Aqua affiliates. Risk personnel have access to summary post-trade information including gross and net amounts traded. Risk personnel can request access to historical trade information in order to perform reviews.

Neither employees of CF&Co. nor employees dually-registered with Aqua and CF&Co. have access to information about unexecuted orders or any other confidential pre-trade information.

Compliance personnel have no direct access to confidential information in the regular course of their responsibilities but have authority to inspect any aspect of Aqua's operations, which can include confidential trade information.

b.   ~~b.~~Does any entity, other than the Broker-Dealer Operator, support the services or functionalities of the NMS Stock ATS ("service provider") that are required to be explained in Part III of this form?

Yes ☒ No ☐

If yes, both identify the service provider and provide a summary of the role and responsibilities of the service provider in response to the applicable Item number in Part III of this form, as required. List the applicable Item number here. If there are services or functionalities that are not applicable to Part III, identify the service provider, the services and functionalities, and also provide a summary of the role and responsibilities of the service provider here.

Please refer to Part III, Item 2 (Eligibility for ATS Services), Item 5 (Means of Entry), Item 11 (Trading Services, Facilities and Rules), Item 20 (Suspension of Trading), Item 21 (Trade Reporting), Item 22 (Clearance and Settlement) and Item 23 (Market Data) with respect to the parts of the ATS that the providers service.

Pursuant to a shared services agreement, another Aqua affiliate, Cantor Fitzgerald Securities ("CFS"), supports the operation of Aqua by screening potential subscribers (Part III, Item 2(b)), providing facilities and performing legal, compliance, human resources and other administrative

9

Exhibit 3

functions.

Aqua Securities operates middle office applications ("Middle Office") responsible for communications regarding how trades are reported, allocated, cleared and settled. Middle Office receives allocation information from clients via the OASYS system provided by DTCC and books trades to the appropriate entity via FIS Data Systems Inc., Phase 3, a third-party securities processing software. Middle Office reports appropriate trades to the FINRA/Nasdaq Trade Reporting Facility ("TRF") and fulfills other regulatory obligations, such as OATS reporting. Middle Office also facilitates SEC 605/606 reporting through a third-party vendor, IHS Markit, VistaOneSolutions.

Third-party broker-dealers provide algorithmic services for Aqua's Price Discovery Solutions ("PDS") orders, as described in Part II, Item 5(a). PDS orders also involve the use of middleware provided by Raptor Trading Systems, an unaffiliated third-party technology vendor that manages the routing of orders to the unaffiliated third-party broker-dealer. Refer to Part III, Item 5(c) for additional details on PDS.

BGC Partners, L.P., a minority investor in Aqua Securities, provides technology infrastructure for Aqua. Specifically, BGC Partners, L.P. provides information security services, business continuity planning (Part III, Item 20(a)) and manages and maintains the data center facility where Aqua hardware, software, and networking equipment are located.

Aqua Securities personnel are solely responsible for writing and maintaining all of the software code that comprises the ATS and associated systems.

Bloomberg provides market data feeds.   Refer to Part III, Item 23 for additional information.

Goldman Sachs & Co. LLC, an SEC-registered broker-dealer and FINRA member firm, provides clearing and settlement services to Aqua. Refer to Part III, Item 22 for additional information.

c.   ~~c.~~If yes to Item 6(b), does the service provider, or any of its Affiliates, use the NMS Stock ATS services?

Yes ☒ No ☐ If yes, identify the service provider, or the Affiliate as applicable, and the ATS services that the service provider or its Affiliates use.

The third-party broker-dealers that provide algorithmic services on PDS orders, Jefferies LLC and Clearpool Execution Services, LLC, are also **anonymous** liquidity providers **("ALPs")** in the Aqua ATS, submitting orders via FIX.

Goldman Sachs & Co. LLC, which provides clearing and settlement

10

Exhibit 3

services to Aqua, is also a subscriber to Aqua ATS. Goldman Sachs & Co. LLC is a liquidity provider in the Aqua ATS, submitting orders via FIX, as an ALP and an identified liquidity provider ("ILP"). Refer to the following sections for additional detail on the ILP and ALP: Part III, Item 1, Types of ATS Subscribers; Part III, Item 11, Trading Services Facilities and Rules; Part III, Item 12, Liquidity Providers; and Part III, Item 14, Counter-Party Selection.

d.   ~~d.~~ If yes to Item 6(c), are the services that the NMS Stock ATS offers and provides to the entity required to be identified in Item 6(c) the same for all Subscribers?

Yes ☒ No ☐

If no, identify and explain any differences. **N/A**

Item 7:   Protection of Confidential Trading Information

a.   ~~a.~~ Describe the written safeguards and written procedures to protect the confidential trading information of Subscribers to the NMS Stock ATS, including:

i.   ~~i.~~ written standards controlling employees of the ATS that trade for employees' accounts; and

Aqua's written procedures require physical and technological security and procedural controls to limit and monitor access. Aqua's offices are physically separated from its Broker Dealer affiliates. Only Aqua employees with keycard access are granted unchaperoned access to Aqua's offices, which are located in a building one mile distant from CF&Co.'s New York offices. Aqua's written supervisory procedures stipulate that access to information is granted on a limited, need-to-know basis only to authorized personnel, *i.e.,* an employee who has access to information only as required to perform his/her specific duties at Aqua. Employees are only provided with access to the network and network resources that they have been specifically authorized to use. Aqua maintains a written System Access procedure for granting and terminating user access and monitors access for adherence to the procedures.

Neither employees of CF&Co. nor employees dually-registered with Aqua and CF&Co. have access to information about unexecuted orders or any other confidential pre-trade information. Refer to Part II, Item 6 for additional details on third-party service provider access to information.

Aqua does not "scrape" a subscriber's OMS/EMS in the sense that scraping involves centralizing detailed OMS/EMS order information within an ATS. In Aqua, OMS/EMS order information is not reported back to a central Aqua server for comparison with other orders, or otherwise made available

11

Exhibit 3

outside of the liquidity-taker's environment. Instead of centralizing private trading interest for comparison with orders, Aqua de-centralizes orders for comparison with private trading interest safely behind the liquidity taker's firewall or within a datacenter of the liquidity taker's choice. By not making this information available to Aqua or affiliate personnel, Aqua provides a high degree of client information security.

The Firm's Cybersecurity Policies cover acceptable use standards, information security and incident response. Each employee must complete annual Cybersecurity training. Employees are instructed to escalate any issues to Compliance and the Information Security Department as necessary, pursuant to the policy.

All employees are required to acknowledge that they have read, understand and agree to comply with Aqua's policies and procedures, including policies and procedures regarding the confidential treatment of information, insider trading and other key topics. Employees must certify annually their compliance with these policies.

Employees of the ATS that trade for personal trading accounts must request and obtain prior approval from a supervisor or the Aqua CEO (or designee) for any securities trades covered by the policy. In the event of a potential conflict of interest, the supervisor escalates to Compliance for further review or denies the trade request. Additionally, before submitting requests for trading in personal accounts, employees must first attest that they do not have any material non-public information about the referenced company and confirm that they do not believe the trade represents a conflict with client orders or business. Positions in personal accounts must be held for a minimum holding period.

ii.   ~~ii.~~ written oversight procedures to ensure that the safeguards and procedures described above are implemented and followed.

The Firm's Compliance Department receives electronic brokerage feeds, trade confirmations and monthly statements to conduct reviews of employee transactions. Any potential issues identified are escalated to the employee's supervisor and may result in disciplinary action.

~~b.~~ Can a Subscriber consent to the disclosure of its confidential trading information to any Person (not including those employees of the NMS Stock ATS who are operating the system or responsible for its compliance with applicable rules)?

Yes ☒ No ☐

If yes, explain how and under what conditions.

When a liquidity taker elects to trade with an identified liquidity provider

12

Exhibit 3

("ILP") or elects to have an ILP serve as its broker-of-record ("BOR"), in each case, by responding to an Aqua Notice, the liquidity taker is directing the BOR to submit an order to Aqua on its behalf as its agency broker. This has the effect of informing the BOR of its confidential intent to trade shortly before the trade is in fact executed in Aqua.

b.   ~~c.~~If yes to Item 7(b), can a Subscriber withdraw consent to the disclosure of its confidential trading information to any Person (not including those employees of the NMS Stock ATS who are operating the system or responsible for its compliance with applicable rules)?

Yes ☒ No ☐ ~~N/A~~

If yes, explain how and under what conditions.

As the subscriber only ever consents to the disclosure of confidential information on a trade-by-trade basis, and then only shortly before any trade is executed, there is no ongoing consent that needs to be withdrawn. The subscriber can avoid further trade-by-trade disclosure of confidential information by simply declining to attempt to trade. Or the subscriber can elect to trade without any disclosure of confidential information by informing Aqua in writing that the subscriber no longer wishes to be considered a designated client of the ILP, thereby directing that Aqua and not the ILP will be broker-of-record on all subsequent trades.

c.   ~~d.~~Provide a summary of the roles and responsibilities of any Persons that have access to confidential trading information, the confidential trading information that is accessible by them, and the basis for the access.

Before executing trades on Aqua, a liquidity taker must enter its private trading interest into its OMS blotter, which is not a part of the Aqua system. Because information in the OMS blotter reflects only private trading interest, it does not reflect executable orders nor does it represent "indications" that are meant for viewing by any other party.

This private trading interest is the most sensitive confidential information that subscribers entrust to Aqua. Private trading interest is published to the subscriber's Aqua Participant Server ("APS"), the client-side software which typically resides in the client's environment, but may, at the client's option, be hosted by a third party or by BGC Partners, L.P., an affiliate of Aqua.

This private trading interest is not transmitted or shown to anyone, including Aqua Securities personnel. By reading the liquidity taker's trading interest using a process that resides entirely behind the liquidity taker's firewall or at the liquidity taker's data center, and by not making this information available to Aqua personnel, Aqua provides a high degree

13

Exhibit 3

of client information security.

Other forms of confidential subscriber information in Aqua's possession include the orders submitted to the ATS by liquidity providers and liquidity takers, Aqua Notices displayed to liquidity takers, and trades executed and visible through the Firm Order Viewer, an internal application.

Operations/Integration Services personnel provide real-time technical support to Aqua subscribers. They use the Firm Order Viewer for direct access to view orders submitted to the ATS. They are the only personnel with tools allowing them to view orders and they are the only personnel with access to the Firm Order Viewer.

Operations/Integration Services personnel have indirect access to view private trading interest that subscribers make available to the Aqua Participant Server in the course of diagnosing issues or addressing client questions. To access this information, an Operations/Integration Services employee may retrieve logs from the client's APS, an action that is captured in an audit trail. This facilitates troubleshooting activity at the point in time that the log was retrieved.

The only information about a client's private trading interest that Aqua's Operations/Integration Services personnel may access directly without retrieving logs is summary information (*i.e.,* number of orders) regarding the current eligible private trading interest a client has made available to the APS, broken out by market capitalization, which is available in the Aqua Support Tool, an internal application. This information does not include ticker symbols, sides, quantities or prices.

Aqua Sales personnel may also use the Aqua Support Tool to directly access the current eligible private trading interest a client has made available to the APS. Sales personnel have no access to information about specific ticker symbols, sides, quantities or prices of this trading interest; no access to log files or information from an APS; and no access to the Firm Order Viewer. Sales personnel have no ability to see orders entered into the ATS – either in real-time or historically.

Operations/Integration Services and Sales personnel may view specific Notices that were shown to Aqua buyside subscribers, including the ticker symbol, side, size and price of the Notice that was shown to the subscriber, using the Aqua Support Tool. Sales personnel do not have access to any detail about the private trading interest that prompted a Notice to be shown to a subscriber, nor do they have access to any detail about the underlying order submitted to the ATS.

Operations/Integration Services and Sales personnel may view executed

14

Exhibit 3

trades, including ticker symbols, quantities and prices and the parties to the trades. Operations/Integration Services and Sales personnel have the ability to see which subscribers are logged into Aqua and whether a subscriber has linked their OMS orders to Aqua.

The ILP has no access to information contained in or derived from any ILP client's OMS/EMS. Aqua Sales personnel are permitted to notify the Identified Liquidity Provider ("ILP") if an ILP's designated client is not currently logged in or has not linked orders to Aqua. Because Aqua's software typically runs in the background on the liquidity taker's desktop, Aqua subscribers may be unaware and need to be notified, either by Aqua or the ILP, if they are not logged in or have not linked orders. Aqua personnel are not permitted to share any other information with ILP personnel.

When a liquidity taker elects to trade with an ILP or elects to have an ILP serve as its broker-of-record ("BOR"), the BOR receives a notification when its client is responding to a Notice, submits an order to Aqua and settles the ensuing trade with Aqua in its own name. The liquidity taker settles its trade with and pays a commission to the BOR rather than Aqua.

The ILP is described in Part III, Item 1, Types of ATS Subscribers; Part III, Item 11, Trading Services Facilities and Rules; Part III, Item 12, Liquidity Providers; and Part III, Item 14, Counter-Party Selection. Software Developers have access to the production environment to provide support and may assist Operations/Integration Services in troubleshooting.

Employees of BGC Partners, L.P. who manage and maintain the data center described in Part II, Item 6(b) do not have access to confidential trading information of the ATS.

Part III: **Manner of Operations**

Item 1:   <u>Types of ATS Subscribers</u>

Select the type(s) of Subscribers that can use the NMS Stock ATS services:

Investment Companies	Retail Investors	Issuers	Brokers
NMS Stock ATSs	Asset Managers		Principal Trading Firms
Hedge Funds	Market Makers	Banks	Dealers
Other			

☒ ~~Investment Companies~~ ~~Retail Investors~~ ~~Issuers~~ ~~Brokers~~ NMS Stock ATSs ~~Asset Managers~~ ~~Principal Trading Firms~~ Hedge Funds ☒ ~~Market Makers~~ ☒ ~~Banks~~ ~~Dealers~~

15

Exhibit 3

☒ ~~Other~~If other, identify the type(s) of subscriber.

When subscribers are activated on the system, they are classified as ~~either~~anonymous FIX liquidity providers ("ALPs"), identified FIX liquidity providers ("ILPs") and/or liquidity takers ~~(or both)~~. Descriptions in this Form ATS-N that refer to "liquidity providers" apply to both ALPs and ILPs.

A broker dealer subscriber can act as both an ALP and an ILP. However, a broker dealer subscriber cannot act as both an ALP and an ILP on the same order. An individual order submitted by a broker dealer subscriber will either be anonymous, generating Notices and eligible for matching against all liquidity takers; or identified, generating Notices and eligible for matching against only those liquidity takers designated as clients of the ILP. A buyside subscriber cannot be an ILP; a broker dealer subscriber cannot be a liquidity taker.

Liquidity providers are subscribers that submit orders directly to the Aqua system using the FIX protocol. An ALP provides liquidity without revealing its identity to other subscribers. If an ALP elects to generate Notices in Aqua, its liquidity is displayed to all liquidity takers with eligible contra orders in their OMS. When an ALP executes a trade on Aqua, the ALP and its counterparty each settle their trade with Aqua. An ILP provides liquidity that is only visible to liquidity takers that are designated clients of the ILP. The identity of an ILP is disclosed on the Aqua Notice. When a liquidity taker executes a trade with an ILP, the ILP acts as the liquidity taker's broker of record ("BOR"). The BOR receives a notification that its client is responding to a Notice, submits an order to Aqua and settles the ensuing trade with Aqua in its own name, while the liquidity taker settles its trade with and pays a commission to the BOR rather than Aqua.

Liquidity takers are subscribers that use Aqua's desktop software to: (i) view information about liquidity in the Aqua system that is relevant to them (via Notices); (ii) submit contra orders in response to information they have received about liquidity available in the Aqua system; or (iii) provide liquidity to other Aqua subscribers.

Only liquidity takers may view information about liquidity available in the Aqua system. The information is limited to liquidity for which there is a potential contra side to their private trading interest. Aqua is dark to liquidity providers. Liquidity takers must complete a "click-through" agreement to use the Aqua software.

Only buyside subscribers or Outsourced Buyside Desks are permitted to participate as liquidity takers. A buyside subscriber must be a Qualified Institutional Buyer. Buyside subscribers typically settle trades with Aqua directly using DTC's ID system for "customer-side" settlement. Some

16

Exhibit 3

liquidity providers. Aqua may partially exclude liquidity providers that do not consistently firm up their conditional orders by limiting them to submitting firm orders only. Refer to Part III, Item 9 for additional details on conditional orders.

b.   ~~b.~~If yes to Item 3(a), are the conditions required to be identified in Item 3(a) the same for all Subscribers?

Yes ⊠ No ☐

If no, identify and explain any differences. **N/A**

Item 4:   <u>Hours of Operations</u>

~~a.~~ **a.** Provide the days and hours of operation of the NMS Stock ATS, including the times when orders or trading interest can be entered on the ATS, and any hours of operation outside of regular trading hours.

The ATS operates its matching process during regular trading hours (9:30am to 4:00pm ET), Monday to Friday, subject to NASDAQ and FINRA holidays and early close schedules. All subscribers can submit orders to the ATS starting at 8:00am ET. Notices are not generated and orders are not matched for execution until 9:30am ET.

~~b.~~ b. Are the hours of operations the same for all Subscribers and the Broker-Dealer Operator?

Yes ⊠ No ☐

If no, identify and explain any differences. **N/A**

Item 5:   <u>Means of Entry</u>

a.   ~~a.~~Does the NMS Stock ATS permit orders and trading interest to be entered directly into the ATS (<u>e.g.</u>, via Financial Information eXchange ("FIX") protocol, Binary)?

Yes ⊠ No ☐

If yes, explain the protocol that can be used to directly enter orders and trading interest into the ATS.

Aqua distinguishes between orders, private trading interest, and Aqua Notices:

1) **"Orders," either firm or conditional, represent immediate intentions to trade that are directly submitted to Aqua for execution by liquidity providers, using the FIX 4.2 protocol; or by liquidity takers, using the Aqua desktop software.**

19

Exhibit 3

2) **"Private trading interest" represents future intentions to trade entered into a liquidity taker's private OMS or EMS.**

3) **"Aqua Notices" displayed on liquidity takers' desktops represent potential opportunities to trade and are generated by comparing orders with private trading interest. Liquidity takers may enter orders directly into the Aqua system by responding to Aqua Notices, or by using the AutoMatch or TACT features of the Aqua Desktop Application.**

Liquidity providers use the FIX protocol to enter conditional or firm orders directly into the ATS. This means of entry applies to both anonymous liquidity providers ("ALPs") and the identified liquidity provider ("ILP"). These orders are not displayed to other liquidity providers. Information about these orders are displayed only to liquidity takers that Aqua has identified as having matching contra private trading interest. Liquidity providers also have the option to treat an order as "book- only", which does not generate a Notice to liquidity takers. Thus, information about book-only orders is not visible to other subscribers.

b.   ~~b.~~If yes to Item 5(a), are the protocols required to be identified in Item 5(a) the same for all Subscribers and the Broker-Dealer Operator?

Yes ☐ No ☒

If no, identify and explain any differences.

By definition the means of entry identified in Item 5(a) are not the same for Broker-Dealer Operator as for other subscribers, because Aqua does not enter orders into the ATS for its own account. The protocols required to be identified in Part III, Item 5(a) are the same for all subscribers of the same classification. Typically, liquidity providers send orders via FIX, whereas liquidity takers use the Aqua Desktop Application to respond to Aqua Notices and/or to provide liquidity to other participants.

c.   ~~c.~~Are there any other means for entering orders and trading interest into the NMS Stock ATS (<u>e.g.</u>, smart order router, algorithm, order management system, sales desk)?

Yes ☒ No ☐

If yes, identify and explain the other means for entering orders and trading interest, indicate whether the means are provided through the Broker-Dealer Operator, either by itself or through a third-party contracting with the Broker-Dealer Operator, or through an Affiliate of the Broker-Dealer Operator, and list and provide a summary of the terms and conditions for entering orders or trading interest into the ATS through these means.

Liquidity takers use a different means to enter orders than liquidity providers. Liquidity takers first enter their private trading interest into an

20

Exhibit 3

on intermarket sweep orders in mixed lot quantities. This may result in the parties to the trade in Aqua receiving executions from the ATS in mixed lot amounts.

e.   ~~d.~~If yes, to Item 8(e), are the requirements and procedures required to be identified in 8(e) the same for all Subscribers and the Broker-Dealer Operator?

Yes ☒ No ☐

If no, identify and explain any differences.

Item 9:   <u>Conditional Orders and Indications of Interest</u>

a.   ~~a.~~Does the NMS Stock ATS send or receive any messages indicating trading interest (*e.g.*, IOIs, actionable IOIs, or conditional orders)?

Yes ☒ No ☐

If yes, identify and explain the use of the messages, including information contained in messages (<u>e.g.</u>, price or size minimums), how the message is transmitted (<u>e.g.</u>, order management system, smart order router, FIX), when the message is transmitted (<u>e.g.</u>, automatically by the ATS, or upon the sender's request), the type of Persons that receive the message (<u>e.g.</u>, Subscribers, Trading Centers), responses to conditional orders or IOIs (<u>e.g.</u>, submission to firm-up conditional orders), and the conditions under which the message might result in an execution in the ATS (<u>e.g.</u>, response time parameters, interaction, and matching).

Aqua does not send outbound IOIs, actionable IOIs, or conditional orders; however, Aqua receives conditional orders from liquidity providers via FIX and from liquidity takers using the Aqua desktop software (via AutoMatch or TACT, which are features of the Aqua Desktop Application).

Conditional orders contain all material terms of an order, but are not firm.

Conditional orders are intended to foster liquidity provisioning by allowing liquidity providers to enter the full size of their trading interest while they also seek to trade on other venues—with protection against the risk of executing shares in excess of the liquidity provider's or its client's intention in the event of race conditions. Aqua's PDS algo offering is an example of this – the client's "parent" algo order is pieced into "child" orders that are worked in several dark pools simultaneously, including Aqua. The use of a conditional order in Aqua instead of a firm order allows all this to happen simultaneously without risk of a race condition that could lead to execution of a quantity greater than the client's order size. PDS is described in greater detail in Part III, Item 5 (Means of Entry). Race conditions arise in the event of a near-simultaneous cancellation of an order by a liquidity provider's client, or near-simultaneous execution of a portion of the order in another

Exhibit 3

venue.

Conditional orders provide this protection by introducing a "firm-up" step into the sequence of messages that lead to a trade. Conditional orders are expected to be "firmed-up" on request from Aqua, except in race conditions where the interest represented by the conditional order was either executed away or cancelled by the liquidity provider's client. Aqua transmits firm-up requests electronically via FIX and they include symbol, size, side, price and minimum quantity (if applicable).

When a liquidity taker clicks "Buy" or "Sell," Aqua reserves shares in the liquidity taker's OMS or EMS and then submits a firm contra order into Aqua's ATS, which in turn sends a request to the liquidity provider to confirm the executable quantity of shares. Aqua requires that liquidity providers that submit conditional orders must be able to respond electronically to such "firm- up" requests within 250 milliseconds, or the liquidity taker's order will be cancelled. Aqua expects liquidity providers to "firm-up" and execute the entire order, or a portion of the order, except in cases of race conditions.

Aqua may partially exclude liquidity providers that do not consistently firm up their conditional orders upon request. Aqua reviews this behavior in response to feedback from liquidity takers and other liquidity providers. The remedy is to restrict liquidity providers that do not consistently firm up their conditional orders to only be permitted to submit firm orders.

AutoMatch Conditional Orders

AutoMatch is a feature that is available to all users of the Aqua Desktop Application. The purpose of AutoMatch is to allow a liquidity taker to execute automatically against midpoint liquidity without having to respond to a Notice. AutoMatch orders are conditional orders, priced at the midpoint that do not generate Aqua Notices. AutoMatch orders can execute against (i) other midpoint conditional orders submitted by buyside subscribers using AutoMatch or (ii) FIX liquidity provider orders that are book-only and do not generate Notices. As conditional orders, AutoMatch orders do not tie up shares in the client's OMS except for brief periods, reserving those shares when a trade opportunity is available in the system and either executing in full, partially executing and returning the balance, or returning all of the shares to the OMS.

AutoMatch orders are completely dark orders. Neither liquidity providers nor other liquidity takers ever have any visibility into AutoMatch orders.

TACT Conditional Orders

TACT is a feature available to all subscribers that enables subscribers to submit conditional orders to the Aqua system that are priced at an offset determined by a potential counterparty's available size. TACT prices

29

Exhibit 3

liquidity at a range of prices and potential quantities. FIX liquidity providers may incorporate TACT functionality by sending FIX conditional orders with a TACT indicator. Users of the Aqua Desktop Application may use TACT functionality to select which orders to include for liquidity provisioning, price them, and release them to Aqua.

For each order a trader includes, TACT stages multiple conditional pegged orders of varying quantities with corresponding price offsets. All TACT orders are pegged at the NBBO or at an offset to the NBBO. An offset for the entire order is generated using a formula that incorporates the size of the subscriber's order and various characteristics of the stock in question *(e.g.,* volatility and average daily trading volume), as well as a "pricing factor" provided by the subscriber. The pricing factor is a numerical value between zero and one, where values set closer to one result in a greater offset to the NBBO. The calculation is then rounded to the nearest penny, resulting in an offset in a permissible price increment.

TACT functionality includes maximum quantity settings to cap (i) the liquidity provider's TACT order quantity and (ii) the largest contra order that is permitted to interact with the TACT order. These settings may be configured by the subscriber using TACT.

TACT orders are protected by "anti-gaming limits" that stop a pegged TACT order from drifting with the market by more than one tick. These limits, which automatically reset to the market every three (3) minutes, are designed to prevent a counterparty from deliberately influencing the NBBO against you prior to execution.

TACT prices are also bound a "Band Width" control. This setting provides a boundary, in basis points, beyond which TACT prices will not drift. Band Width is a hard limit that does not reset. This Band Width is set to 100 basis points and can be configured by the subscriber to a limit no greater than 100 basis points.

A potential counterparty receives an Aqua Notice for at most one order for the same ticker and side.

As conditional orders, TACT orders are not committed to Aqua and do not tie up the shares available in a buyside subscriber's OMS or EMS. Potential buyside counterparties receive Aqua Notices, as with any orders submitted to Aqua. When a potential counterparty clicks to trade, shares are first reserved in the counterparty's OMS/EMS, and then shares are reserved in the TACT liquidity provider's OMS/EMS. In the case where the TACT order was submitted by a FIX liquidity provider, a firm-up message is sent to the submitting liquidity provider. A trade is executed in Aqua only after shares are successfully reserved in both buyside subscribers' respective OMS/EMS, or, in the case of a TACT order submitted by a FIX liquidity

30

Exhibit 3

provider, a firm- up response is received from the FIX liquidity provider and shares are successfully reserved in the buyside subscriber's OMS/EMS.

Because TACT orders are priced for a range of potential counterparty sizes, counterparties have the ability to reduce the quantity of a Notice resulting from TACT, to determine if a better price is available for a smaller quantity. Alternatively, a potential counterparty can enter a better price, *i.e.,* a narrower, permissible offset to the NBBO, and determine the largest quantity currently available to trade at that better price. If the potential counterparty finds the available quantity and offset are desirable, the potential counterparty then clicks to trade.

TACT liquidity providers can choose to permit their TACT conditional orders to be negotiable. In the case of a negotiable TACT order, if a potential counterparty finds the available quantity and offset are not desirable, the potential counterparty can negotiate the trade by submitting a better price for the desired quantity. This negotiated quantity and offset causes an order to be submitted into the ATS and in turn generates a Notice on the liquidity provider's desktop, which the liquidity provider can either accept or dismiss.

A Notice resulting from a negotiable TACT conditional order resembles any other Notice – it includes the proposed quantity, price offset and a clock that counts off fifteen seconds and then expires. The only difference from a regular Notice is the appearance of the label, "Negotiation," which implies necessarily that the counterparty is a buyside subscriber who is responding to a TACT liquidity Notice with a proposed alternative price and size. Such negotiations only permit one iteration – the recipient must either accept the proposed terms of the trade or dismiss the Notice. No further negotiation is permitted.

~~**TACT functionality includes maximum quantity settings to cap (i) the liquidity provider's TACT order quantity and (ii) the largest contra order that is permitted to interact with the TACT order. These settings may be configured by the subscriber using TACT.**~~
~~**TACT orders are protected by "anti-gaming limits" that stop a pegged TACT order from drifting with the market by more than one tick. These limits, which automatically reset to the market every three (3) minutes, are designed to prevent a counterparty from deliberately influencing the NBBO against you prior to execution.**~~

~~**TACT prices are also bound by a "Band Width" control. This setting provides a boundary, in basis points, beyond which TACT prices will not drift. Band Width is a hard limit that does not reset. This Band Width is set to 100 basis points and can be configured by the subscriber to a limit no greater than 100 basis points.**~~
~~**b.**~~

Exhibit 3

d.

    c.   Are the processes or procedures governing unexecuted orders and trading at the time the NMS Stock ATS begins regular trading at the start of regular trading hours, or following a stoppage of trading in a security during regular trading hours, the same for all Subscribers and the Broker- Dealer Operator?

Yes ☒ No ☐

If no, identify and explain any differences.

    d.   e.Are there any differences between pre-opening executions, executions following a stoppage of trading in a security during regular trading hours, and/or executions during regular trading hours?

Yes ☐ No ☒

If yes, identify and explain the differences.

Item 11:   Trading Services, Facilities and Rules

    a.   a.Provide a summary of the structure of the NMS Stock ATS marketplace (e.g., crossing system, auction market, limit order matching book) and explain the means and facilities for bringing together the orders of multiple buyers and sellers on the NMS Stock ATS.

Aqua is an electronic trading solution that facilitates block trades in NMS stocks. The central feature of Aqua is its unique "Go Fish" method of matching orders. With the "Go Fish" method, liquidity providers (either buyside, OBDs or Broker-Dealers) submit block-sized orders into Aqua, bidding or offering to buy or sell a particular equity security at a price to be determined based on a peg to the national best bid or offer ("NBBO") at the time of execution—including either at the NBBO, at the midpoint of the NBBO, or at a spread inferior to the NBBO. Aqua only accepts orders priced by reference to the NBBO. Bids and offers on Aqua are not reported to the consolidated quotation system or otherwise publicly displayed.

Each liquidity taker (buyside or OBDs only) installs Aqua software. The Aqua software (the "client-side software", or the "Aqua Participant Server") has visibility into the liquidity taker's pending unexecuted private trading interest residing in the subscriber's order management or execution management system ("OMS/EMS").

Aqua does not "scrape" a subscriber's OMS/EMS in the sense that scraping involves centralizing detailed OMS/EMS order information within an ATS. In Aqua, OMS/EMS order information is not reported back to a central Aqua server for comparison with other orders, or otherwise made available

33

Exhibit 3

outside of the liquidity-taker's environment. Instead of centralizing private trading interest for comparison with orders, Aqua de-centralizes orders for comparison with private trading interest safely behind the liquidity taker's firewall.

Unless otherwise noted, references to "liquidity providers" apply to both anonymous liquidty providers ("ALPs") and the identified liquidity provider ("ILP").

Upon Aqua receiving a marketable order from a liquidity provider (or when a previously received order becomes marketable), the Aqua system first matches against any contra orders in the book. If the order is not executed in full, Aqua determines if it will generate Notices by effectively "asking" the client-side software of each liquidity taker whether that subscriber has an open contra-side trading interest in the same stock. If no liquidity takers have such an open contra-side trading interest, the liquidity provider's trading interest is not shown.

However, if one or more liquidity ~~taker~~takers has an open contra-side trading interest (and such trading interest is not limited away, already routed to another broker-dealer, or precluded from trading by a minimum fill constraint), those subscribers will be notified of the available liquidity with a Notice and given a limited period to agree to take the other side of the trade.

If the liquidity provider is a buyside subscriber or OBD, the identity of the liquidity provider is not disclosed on the Notice and the liquidity is eligible for matching against all liquidity takers that otherwise meet the criteria to receive the Notice. Broker dealers that are liquidity providers fall into two categories: anonymous liquidity providers ("ALPs") and identified liquidity providers ("ILPs"). There is currently only one ILP.

If the liquidity provider is an ILP, the identity of the liquidity provider is disclosed on the Notice. Notices generated from ILP liquidity are not visible to liquidity takers that are not designated clients of the ILP. Notices generated from ALP liquidity are visible to all liquidity takers that otherwise meet the criteria to receive the Notice.

A Notice is not an executable order, but rather a tool for seeking a response from a liquidity taker. When Aqua provides a liquidity taker with a Notice, Aqua does not indicate a single price or size. Generally, the price is indicated as a pegged price and the visible size is dependent on the order size of the resting ATS order (the precise terms of resting ATS orders are not displayed) and the order size on the liquidity taker's blotter. A Notice will not show an amount greater than the size indicated on the liquidity taker's blotter. Orders submitted by the ILP can only match against orders from liquidity takers that are its designated clients.

Since Aqua does not store subscriber OMS/EMS data centrally, Aqua

34

Exhibit 3

cannot engage in the search for potential buyside-to-buyside trades among subscriber OMS/EMS data that is the essence of blotter-scraping. Instead of pulling subscriber OMS/EMS data back to Aqua, Aqua pushes its own order book out to the liquidity taker's APS. Aqua performs a decentralized comparison of its own order book with one subscriber's OMS/EMS data at a time, rather than comparing OMS/EMS data centrally. Instead of informing both sides of a potential trade, Aqua informs only the liquidity taker.

Only the receiver of the Notice is informed that a Notice has been shown. Neither the liquidity ~~providers~~provider (including an Identified Liquidity Provider) nor any other market participants are informed. Upon receiving a Notice, the designated trader(s) may, within 15- seconds, either: (i) click "Buy" or "Sell," either for the full size or a reduced size, or (ii) click "Dismiss," either for a particular period of time (*i.e.*, requesting to not receive further Notices relating to that NMS stock until a later time designated by the liquidity taker), or for the particular price or size submitted to the Notice. The Notice expires after this 15-second period.

A liquidity taker may attempt to "refresh" an expired Notice on the chance that the liquidity provider's order still resides in Aqua's order book, although a Notice is no longer visible to the liquidity taker. To request a refresh, the liquidity taker must commit shares that would trade should a contra-side order reside in Aqua's order book at the time of the refresh request. Refreshing effectively sends an order, which would execute against the liquidity provider's order reflected in the Notice, if it is still unexecuted and live, or cancel immediately if no contra order is found.

The term "Go Fish" is used to describe this process because matches are achieved similar to the way they are achieved in the card game of the same name. Specifically, liquidity providers are able to match with liquidity takers without liquidity takers being forced to reveal their hand (*i.e.*, the trading interest in their OMS). Liquidity providers' trading interest is only shown to liquidity takers with verified contra-side trading interest. Even when a liquidity provider's trading interest is shown to a liquidity taker, the liquidity provider's identity remains anonymous. Because pre-trade information is not shared with liquidity providers and is shared with liquidity takers only in these limited circumstances, Aqua's matching methodology seeks to limit potential gaming and pre-trade "leakage" of trading intention.

b.   ~~b.~~Are the means and facilities required to be identified in Item 11(a) the same for all Subscribers and the Broker-Dealer Operator?

Yes ~~No~~   ☒

If no, identify and explain any differences.

By definition the means and facilities required to be identified in Item

35

Exhibit 3

11(a) are not the same for the Broker-Dealer Operator as for all subscribers because Aqua does not enter orders into the ATS for its own account.

Only liquidity taker subscribers using the Aqua Desktop Application receive Notices.

c.   ~~e.~~Explain the established, non-discretionary rules and procedures of the NMS Stock ATS, including order interaction rules for the priority, pricing methodologies, allocation, matching, and execution of orders and trading interest, and other procedures governing trading, such as price improvement functionality, price protection mechanisms, short sales, locked-crossed markets, the handling of execution errors, and the time-stamping of orders and executions.

Subscribers are classified as liquidity takers, which are buyside subscribers and Outsourced Buyside Desks, or liquidity providers, which may be broker- dealers or buyside subscribers.

Aqua distinguishes between orders, private trading interest, and Aqua Notices:

1) **"Orders," either firm or conditional, represent immediate intentions to trade that are directly submitted to Aqua for execution by liquidity providers, using the FIX protocol; or by liquidity takers using the Aqua desktop software.**
2) **"Private trading interest" represent future intentions to trade entered into a liquidity taker's private OMS or EMS.**
3) **"Aqua Notices" represent potential opportunities to trade generated by comparing orders with private trading interest, displayed on liquidity taker desktops. Liquidity takers may enter orders directly into the Aqua system by responding to Aqua Notices, or by using the AutoMatch or TACT features of the Aqua Desktop Application.**

Liquidity providers use the FIX protocol to enter conditional or firm orders directly into the ATS. These orders are not displayed to other liquidity providers, and are displayed only to liquidity takers that Aqua has identified as having matching contra private trading interest.

Liquidity providers can trade against each other in Aqua. Such trades occur by coincidence, while liquidity providers are seeking to interact with liquidity takers, and without any pre-trade visibility to either party.

Liquidity providers may elect to not permit their orders to be displayed to liquidity takers. Alternatively, liquidity takers –whether brokers or buyside – may elect to not trade with orders submitted by broker-dealers.

36

Exhibit 3

Neither the ALP nor ILP is informed when a liquidity taker receives a Notice unless and until the liquidity provider decides to trade. The identity of an ILP is disclosed to the liquidity taker on the Notice. The identity of an ALP is not disclosed on the Notice.

Aqua matches orders at the best price available, in the order in which orders are received into the ATS Liquidity provider orders may execute upon arrival with matching orders already resting in the Aqua ATS on a first- come, first-served basis.

Liquidity takers enter their private trading interest into an OMS or EMS, not into Aqua. Liquidity takers permit Aqua to access to some or all of their private trading interest, either on a continuous basis or only when deliberately invoked by the liquidity taker. Liquidity taker private trading interest is received into a dedicated server provided by Aqua (the "APS"), residing at the client's data center. Most of this information, including ticker, side, size and price, remains in the APS and does not flow back to Aqua centrally and is not accessible by Aqua employees in the regular course of their responsibilities. Only summary information (*i.e.,* the number of eligible orders grouped by market cap) is made available to Aqua centrally. This summary information does not include ticker, side, size or price.

Information about liquidity provider orders not executed immediately upon arrival in the Aqua order book is encrypted and distributed to each liquidity taker APS, where it is compared against each liquidity taker's private trading interest. Where marketable contra private trading interest is identified, Aqua generates a Notice on the liquidity taker's desktop. Information flows back to Aqua centrally about this Notice. An Aqua Notice does not reveal either the liquidity provider's order or the liquidity taker's private trading interest but instead reflects only the portion in common between the two.

Multiple liquidity takers may receive simultaneous Notices on the same underlying liquidity provider order reflecting different quantities or even different prices, depending as they do on each liquidity taker's private trading interest. An Aqua Notice does not display the liquidity provider's quantity. Rather, an Aqua Notice displays (i) the quantity that is available for the liquidity taker to trade, which is the quantity in common between liquidity provider and liquidity taker; and (ii) the pegged price at which this quantity is available. Different liquidity takers with different OMS quantities available to trade may see Notices with different quantities. Since TACT generates price offsets that are based on the liquidity taker's available size, liquidity takers with different available sizes will receive Notices that have different pegged offsets at different quantities. Notices also display the amount of time remaining to respond, or if a Notice has timed out, the Notice displays "Expired" in place of the time remaining.

A liquidity taker clicks on the Notice to submit a matching contra order.

Exhibit 3

Multiple liquidity takers clicking to trade on multiple Notices are handled on a first-come, first-served basis.

Liquidity providers may group liquidity takers into subdivisions or tiers. This offers a liquidity provider the ability to show different prices to different liquidity takers, or to different groups of liquidity takers. The definitions of such tiers and the criteria for grouping a liquidity taker into one tier or another are known only to the liquidity provider. The liquidity provider may from time to time direct Aqua to assign a liquidity taker to a particular subdivision or tier. When submitting orders priced at the NBBO, or at the NBBO plus-or-minus an offset, including TACT orders, the liquidity provider may include pricing increments to be applied to specific tiers.

When a liquidity taker elects to trade with a Notice from an ILP, the ILP serves as the liquidity taker's broker of record ("BOR"). The BOR serves as the buyside subscriber's agency broker on trades with the ILP executed in Aqua. An ILP client (i.e., a subscriber liquidity taker) may also elect to have the ILP serve as its BOR on trades with ALPs. In both instances, when a liquidity taker clicks "Buy" or Sell", Aqua reserves shares in the liquidity taker's OMS in the BOR's name. Aqua then generates an automatic notification to the BOR that their client is responding to a Notice. The BOR receives the response, passes it through its internal systems – including credit checks – and submits an order to Aqua in the BOR's name. Aqua executes the order, reports the trade to the tape, and sends a fill message(s) to the BOR. Upon receipt of the liquidity taker's fill message(s), the BOR sends a fill message(s) to Aqua to pass back to the liquidity taker's OMS, which processes the fills and releases any unfilled portion from the reserve.

A liquidity taker can reduce the quantity before submitting the Notice. In the case of a Notice resulting from TACT, the liquidity taker may receive an improved peg offset by reducing the quantity.

Some Notices resulting from TACT are also negotiable, giving the liquidity taker the opportunity to submit an improved peg offset, which in turn generates a Notice back to the initial supplier of TACT liquidity. Liquidity takers may elect to only see Notices that are priced at the midpoint.

Liquidity takers may also use the Aqua Desktop Application to provide liquidity to other subscribers using AutoMatch, which submits liquidity priced at the midpoint that is not visible to any subscriber, or using TACT, which submits liquidity priced at an offset to the NBBO that is visible only to other liquidity takers with contra private trading interest. AutoMatch orders may execute against ALP orders and against ILP orders if the liquidity taker is a designated client of the ILP.

38

Exhibit 3

A Notice may be presented to more than one liquidity taker at a time, if more than one liquidity taker's OMS indicates contra-side trading interest. If a Notice is shown to more than one potential liquidity taker, the liquidity takers may execute the order on a first-come, first-served basis.

Aqua's trades are priced using the current NBBO, as calculated and distributed by the Securities Information Processor ("SIP") data feeds. Aqua uses a Bloomberg data feed to receive this information. Aqua has determined that it is not necessary for the ATS to calculate the NBBO based on direct market data feeds. Trades executed in Aqua by liquidity takers involve an element of manual human interaction (*e.g.*, a liquidity taker clicking to accept a Notice). As a result, any potential time discrepancy between the SIP data feeds and the direct data feeds would be random and therefore immaterial.

Aqua rejects orders if the NBBO market is crossed at the time the order is received. In cases where the NBBO market is locked (where NBBO bid, mid and offer are all equal) Aqua accepts orders and operates in the regular way.

Aqua accepts short sale orders. Subscribers are required to affirm that they have previously located stock to borrow upon submitting a short sale order. Aqua permits broker dealer FIX liquidity providers to send orders marked short exempt. Pursuant to Rule 201 of Regulation SHO, Aqua will not generate a Notice for a security that is in a short sale circuit breaker unless the price of the short sale is greater than the National Best Bid. In addition, by default, all sell short orders will be executed at the midpoint or pegged to the National Best Offer.

Subscribers are responsible for trades executed in their error. A supervisor reviews potential errors. If considered bona fide (*e.g.,* incorrect price due to a market data issue, incorrect quantity due to a system issue), the positions are moved to the Firm's error account. The Firm then handles trading out of the error to flatten its position.

Aqua has no price improvement functionality, per se, although liquidity takers may receive an improved price when clicking to execute at the far touch or at an offset to the far touch. If there is a better-priced order in the book at the time the liquidity taker's order arrives, due to a race condition or the better priced order not being displayed, the liquidity taker receives the better price. Additionally, the ISO fills that are passed to the liquidity taker on trades executed outside the NBBO (as described above in Item 7(a)(v)) are a form of price improvement.

Priority among orders is established by price, and then by the time the order is received, whether the order is submitted by a liquidity provider via FIX or submitted by a liquidity taker using the Aqua desktop software to respond to a Notice, or using AutoMatch or TACT.   Once accepted, a live

Exhibit 3

order cannot receive a new subsequent time-stamp. Priority within the book cannot be altered by external events such as changes to the NBBO or other reference price. There are no instances where a live order can lose priority to a later- arriving live order at the same price.

Private trading interest and Notices do not receive time-stamps and do not have priority. Liquidity takers with private trading interest on the same side of the same name receive Notices at the same time, regardless of the time at which they entered their private trading interest into their OMS or EMS.

d.   ~~d.~~Are the established, non-discretionary rules and procedures required to be identified in Item 11(c) the same for all Subscribers and the Broker-Dealer Operator?

Yes ☒ No ☐

If no, identify and explain any differences.

Item 12:   Liquidity Providers

Are there any formal or informal arrangements with any Subscriber or the Broker- Dealer Operator to provide orders or trading interest to the NMS Stock ATS (e.g., undertaking to buy or sell continuously, or to meet specified thresholds of trading or quoting activity)?

Yes ☒ No ☐

If yes, describe the arrangement, including the terms and conditions.

~~Liquidity~~Anonymous liquidity providers ("ALPs") are under no formal or informal obligation to provide order flow. However, liquidity providers who submit conditional orders are expected to firm-up upon request unless precluded from doing so by a race condition. Failure to do so could result in a liquidity provider being restricted from submitting conditional orders.

~~Similarly,~~ Aqua expects liquidity providers to have order flow that is relatively "patient." Aqua discourages liquidity providers from frequently submitting orders and cancelling them after a short time as this behavior would create Notices that "flicker" on liquidity taker desktops without actually being available to trade. Aqua may partially exclude liquidity providers with order flow that is not patient by requiring such a liquidity provider to mark its orders "book-only" so as not to generate Notices.

Similarly, Aqua may partially exclude liquidity providers ~~who~~that do not consistently firm up their conditional orders upon request. Aqua reviews this behavior in response to feedback from liquidity takers and other liquidity providers. Aqua may partially exclude liquidity providers who do not consistently firm up their conditional orders by limiting them to submitting firm orders only.

40

Exhibit 3

Aqua currently has one ILP, Goldman Sachs, with which it has entered into a Referral, Identified Liquidity Provision and Compensation Sharing Agreement. Goldman Sachs, an Aqua subscriber, will participate as an ILP and refer its buyside clients to Aqua. ILP clients will also be onboarded as subscribers of Aqua. Goldman Sachs is the only Aqua liquidity provider currently permitted to act as an ILP in Aqua.

The ILP does not have an obligation to provide continuous quotes.

Orders submitted by the ILP can only generate Notices to and match against orders from liquidity takers that are its designated clients. An authorized person at the ILP will designate its clients by providing a list to Aqua Operations. Clients must concur in writing with the designation. The Aqua system places each liquidity taker into a classification to indicate whether or not the liquidity taker is a client of the ILP, in order to control the Notices and matching between the ILP and its clients.

Notices generated from the ILP's liquidity are only visible to liquidity takers that are designated clients of the ILP. The identity of the ILP is disclosed on the Aqua Notice.

The "Go Fish" and Notice processes described in Part III, Item 11 work the same for the ILP as other liquidity providers with the exceptions noted above: (i) orders submitted by the ILP can only generate Notices to and match against orders from liquidity takers that are its designated clients and
(ii) the identity of the ILP is revealed on the Notice.

When a liquidity taker executes a trade with the ILP, the ILP acts as the liquidity taker's broker-of-record ("BOR") on Aqua. The BOR serves as the buyside subscriber's agency broker on trades with the ILP executed in Aqua. The BOR receives a notification that its client is responding to a Notice, submits an order to Aqua and settles the ensuing trade with Aqua in its own name, while the liquidity taker settles its trade with and pays a commission to the BOR rather than Aqua. When the ILP acts as a BOR, Aqua receives a revenue share from the BOR.

Goldman Sachs is also permitted to act as an anonymous liquidity provider ("ALP"). An ALP provides liquidity without revealing its identity to other subscribers.

Goldman Sachs shall be responsible for fixed OMS or EMS fees incurred by Aqua on behalf of Goldman Sachs' designated clients.

When acting as a BOR, the ILP is responsible for variable EMS or OMS fees incurred in connection with trades effected on behalf of its designated clients on Aqua.

41

Exhibit 3

Refer to the following sections for additional detail on the ILP, ALP and BOR: Part III, Item 1, Types of ATS Subscribers; Part III, Item 11, Trading Services Facilities and Rules; and Part III, Item 14, Counter-Party Selection.

Item 13:   Segmentation; Notice

a.   a.Are orders and trading interest in the NMS Stock ATS segmented into categories, classifications, tiers, or levels (e.g., segmented by type of participant, order size, duration, source, or nature of trading activity)?

Yes ☒ No ☐

If yes, explain the segmentation procedures, including (i) a description for how orders and trading interest are segmented; (ii) identify and describe any categories, classification, tiers, or levels and the types of orders and trading interest that are included in each; (iii) provide a summary of the parameters for each segmented category and length of time each segmented category is in effect;
(iv)   any procedures for overriding a determination of segmented category; and
(v) how segmentation can affect order interaction.

Subscribers are classified as either liquidity providers or liquidity takers.

Liquidity providers are subscribers that submit orders directly to the Aqua system using the FIX protocol. Liquidity takers are subscribers that use Aqua's desktop software to: (i) view information about liquidity in the Aqua system that is relevant to them (via Notices); (ii) submit contra orders in response to information they have received about liquidity available in the Aqua system; or (iii) provide liquidity to other Aqua subscribers (via the TACT or AutoMatch features of the Aqua Desktop Application).

Only buyside subscribers or Outsourced Buyside Desks are permitted to participate as liquidity takers. A buyside subscriber must be a Qualified Institutional Buyer. Buyside subscribers typically use vendor OMS or EMS solutions for entering their private trading interest.

The majority of liquidity providers are broker-dealers although both brokers and buyside subscribers may be liquidity providers.

Aqua monitors the rate at which buyside subscribers respond to Aqua Notices. Aqua considers two measures to evaluate response rates: (i) response rate as a percentage of notices received; and (ii) response rate as a percentage of distinct symbols for which notices were received. Aqua generates a monthly report summarizing liquidity taker responses as "standard" or "low" based on one- month and four-month response rate averages. Subscribers may qualify as "standard" based on either one-month

Exhibit 3

or four-month calculations. A subscriber qualifying as "standard" based on a single month calculation must continue to meet the standard each successive month to continue to qualify as standard. A subscriber qualifying as "standard" based on four months of data will remain in the standard category unless the subscriber no longer qualifies based on a subsequent four-month calculation.

The monthly report is for internal use only and is not distributed to subscribers or external parties. There is no mechanism for subscribers to override their classification or request to be promoted to a different segmentation.

New subscribers are initially placed in the "standard" category.

Liquidity providers are given the option to restrict the display of Notices generated by their orders to buyside subscribers on the "standard" list.

Liquidity providers may group liquidity takers into subdivisions or tiers. This offers the liquidity provider the ability to show different prices to different liquidity takers, or to different groups of liquidity takers. The definitions of such tiers and the criteria for grouping a liquidity taker into one tier or another are known only to the liquidity provider. The liquidity provider may from time to time direct Aqua to assign a liquidity taker to a particular subdivision or tier. When submitting orders priced at the NBBO, or at the NBBO plus-or-minus an offset, including TACT orders, a liquidity provider may include pricing increments to be applied to specific tiers.

b.   ~~b.~~If yes to Item 13(a), is the segmentation of orders and trading interest the same for all Subscribers and the Broker-Dealer Operator?

Yes ☐   No ☒

If no, identify and explain any differences.

By definition the segmentation of orders and trading interest is not the same for the Broker-Dealer Operator as for all subscribers, because Aqua does not enter orders into the ATS for its own account.

The segmentation by Aqua of orders and trading interest by response rate is the same among all subscribers.

The segmentation of liquidity takers into tiers as directed by a liquidity provider applies only to orders submitted by that liquidity provider and does not apply to any other aspect of Aqua, or to any other use of Aqua by those liquidity takers.

c.   ~~c.~~Does the NMS Stock ATS identify orders or trading interest entered

43

Exhibit 3

by a customer of a broker-dealer on the NMS Stock ATS as a customer order?

Yes ☐ No ☒

d.   ~~d.~~If yes to Item 13(a), does the NMS Stock ATS disclose to any Person the designated segmented category, classification, tier, or level of orders and trading interest?

Yes ☐ No ☒

If yes, provide a summary of the content of the disclosure, when and how the disclosure is communicated, who receives it, and whether and how such designation can be contested.

e.   ~~e.~~If yes to Item 13(d), are the disclosures required to be identified in 13(d) the same for all Subscribers and the Broker-Dealer Operator?

Yes ☐ No ☐ **N/A**

If no, identify and explain any differences.

Item 14:   Counter-Party Selection

a.   ~~a.~~Can orders or trading interest be designated to interact or not interact with certain orders or trading interest in the NMS Stock ATS (<u>e.g.</u>, designated to execute against a specific Subscriber's orders or trading interest or prevent a Subscriber's order from executing against itself)?

Yes ☒ No ☐

If yes, explain the counter-party selection procedures, including how counter- parties can be selected, and whether the designations affect the interaction and priority of trading interest in the ATS.

The Aqua Participant Server prevents firms from executing against themselves, by blocking execution between orders submitted through the same APS. Since most subscribers require only one APS, this eliminates self- trades by those subscribers.

However, a small number of FIX liquidity providers require more than one APS. Aqua monitors any executions between a single firm using more than one APS and if a self-trade occurs, Aqua contacts the subscriber to confirm that the two sides to the trade represent a change in beneficial ownership or distinct trading strategies.

By definition all subscribers are opted out from interacting with orders and trading interest of the Broker-Dealer Operator, because Aqua does not enter orders into the ATS for its own account.

44

Exhibit 3

~~By default, liquidity providers match against all counterparties, however, they~~**Orders submitted by an ILP can only generate Notices to match against orders from liquidity takers that are its designated clients. An authorized person at the ILP will designate its clients by providing a list to Aqua Operations. Clients must concur in writing with the designation. ALPs** **can elect to match only against buyside counterparties by contacting Aqua Operations. Aqua Operations can make the change effective for the next trading day.**

Liquidity providers can further elect to permit Notices to be visible to all liquidity takers, or only to some liquidity takers, based on historical response rates, or to no one at all, *i.e.*, book-only). Liquidity providers can elect to opt out of Notices on an order-by-order basis via a FIX tag or by contacting Aqua Operations to set this up as their default. Aqua Operations can make the change effective for the next trading day.

     b.   ~~b.~~If yes to Item 14(a), are the procedures for counter-party selection required to be identified in Item 14(a) the same for all Subscribers and the Broker- Dealer Operator?

Yes ☒ No ☐

If no, identify and explain any differences.

Item 15:   Display

     a.   ~~a.~~Does the NMS Stock ATS operate as an Electronic Communication Network as defined in Rule 600(a)(23) of Regulation NMS?

Yes ☐ No ☒

     b.   ~~b.~~Are Subscriber orders and trading interest bound for or resting in the NMS Stock ATS displayed or made known to any Person (not including those employees of the NMS Stock ATS who are operating the system)?

Yes ☒ No ☐

If yes, explain the display procedures, including how and when Subscriber orders and trading interest are displayed, how long orders and trading interest are displayed, what information about orders and trading interest is displayed, and the functionality of the Broker-Dealer Operator and types of market participants that receive the displayed information.

Aqua uses conditional order firm-up requests that show information about certain trading interest that is described in Part III, Item 9.

Aqua Notices display opportunities to trade, not specific orders. If one or

45

Exhibit 3

more liquidity taker has open private trading interest that is contra to an order submitted to Aqua (and such trading interest is not limited away, already routed to another broker-dealer, or precluded from trading by a minimum fill constraint), those subscribers will be notified of the available liquidity with a Notice and given up to fifteen seconds to agree to take the other side of the trade. A Notice that is the result of a negotiation displays the word "Negotiation" prominently. Negotiation is described in more detail in Part III, Item 9 discussing TACT Conditional Orders.

A Notice alerts a potential liquidity taker of the presence of an order in Aqua but does not display it. For example, a Notice does not indicate a single price or size. Generally, the price is indicated as a pegged price and the visible size is dependent on the order size of the resting ATS order and the private trading interest size on the liquidity taker's blotter. A Notice will not show an amount greater than the size available on the liquidity taker's blotter.

Only liquidity takers using the Aqua Desktop Application receive Notices. Trading interest is not visible in any other way and is therefore not visible at all to FIX liquidity providers.

The ILP is identified by name on the Aqua Notice. ALPs are identified only as "Broker" or "Natural."

c. ~~c.~~If yes to Item 15(b), are the display procedures required to be identified in 15(b) the same for all Subscribers and the Broker-Dealer Operator?

Yes ☒ No ☐

If no, identify and explain any differences.

Item 16: Routing

a. ~~a.~~Can orders and trading interest in the NMS Stock ATS be routed to a destination outside the NMS Stock ATS?

Yes ☒ No ☐

b. ~~b.~~If yes to Item 16(a), must affirmative instructions from a Subscriber be obtained before its orders or trading interest can be routed from the NMS Stock ATS?

Yes ☒ No ☐

If yes, describe the affirmative instruction and explain how the affirmative

46

Exhibit 3

Trading Hours

    a.   a.Does the NMS Stock ATS conduct trading outside of its regular trading hours?

Yes ☐ No ☒

    b.   b.If yes to Item 18(a), are there any differences between trading outside of regular trading hours and trading during regular trading hours in the NMS Stock ATS?

Yes ☐ No ☐ **N/A**

If yes, identify and explain the differences.

    c.   c.If yes to Item 18(a), is the treatment of orders and trading interest outside of regular trading hours the same for all Subscribers and the Broker- Dealer Operator?

Yes ☐ No ☐ N/A

If no, identify and explain any differences.

Item 19:   Fees

    a.   a.Identify and describe any fees or charges for use of the NMS Stock ATS services, including the type of fees (e.g., subscription, connectivity), the structure of the fees (e.g., fixed, volume-based, transaction-based), variables that impact the fees (e.g., types of securities traded, block orders, form of connectivity to the ATS), differentiation among types of Subscribers (e.g., broker-dealers, institutional investors, retail) and range of fees (e.g., high and low).

Aqua does not charge fees, charges or subscriptions for connectivity to or use of the Aqua system. Subscribers are charged commissions by their broker of record ("BOR") for shares executed in Aqua.

For those trades for which Aqua is BOR, Aqua considers multiple factors in negotiating fees, including the type of subscriber and associated costs and the nature of the order flow a subscriber brings to Aqua. Generally, broker-dealer subscribers (FIX liquidity providers) are charged less than buyside subscribers (liquidity takers). Furthermore, subscribers providing liquidity that is visible to buyside liquidity takers via Notices are typically charged less than those subscribers not providing visible liquidity. Subscribers that Aqua determines have the capacity to achieve greater trading volumes or provide liquidity on a consistent basis may be charged lower fees.

Aqua charges most buyside subscribers trading commissions of $0.0200 per executed share, Aqua's highest rate, to execute trades in Aqua. Some

48

Exhibit 3

subscribers have received discounts from this rate, based on early adoption of Aqua or early adoption of specific Aqua features, or based on anticipated future trading volumes. For example, some subscribers are charged $0.0100 per share as an incentive for early adoption of Aqua's TACT functionality, providing liquidity to other subscribers.

Buyside subscribers that act as FIX liquidity providers and are consistent providers of liquidity are charged between $.0025 per share and $.0050 per share, based on anticipated future volumes.

Broker-dealer subscribers are charged rates that range from $.~~0005~~0000 per executed share, Aqua's lowest overall rate, to $.0050 per executed share, based on the type of order flow supplied. Factors considered include expected typical order size, business model of subscriber and nature of order flow (*e.g.,* algorithmic vs. agency block order flow, ALP vs. ILP).

Buyside subscribers settle directly with, negotiate and pay trading commissions to their BOR. Aqua receives a share of the commissions paid to the BOR. This revenue share is initially based on a percentage of the gross commission paid to the BOR by its designated clients for trades on Aqua, up to a threshold. For volume above the threshold, the BOR pays Aqua a simple per-share fee.

There are no separate fees paid by the ILP's designated clients to Aqua for these trades or for use of the Aqua system.

b. ~~b.~~Identify and describe any fees or charges for use of the NMS Stock ATS services that are bundled with the Subscriber's use of non-ATS services or products offered by the Broker-Dealer Operator or its Affiliates, including a summary of the bundled services and products, the structure of the fee, variables that impact the fee, differentiation among types of Subscribers, and range of fees.

Aqua does not bundle ATS fees or commissions with charges for any other services.

c. ~~c.~~Identify and describe any rebate or discount of fees or charges required to be identified in Items 19(a) and 19(b), including the type of rebate or discount, structure of the rebate or discount, variables that impact the rebate or discount, differentiation among types of Subscribers, and range of rebate or discount.

Aqua does not provide discounted or rebated fees based on whether a subscriber adds or removes liquidity, or based on any other characteristic of an order.

Item 20:   Suspension of Trading

a. ~~a.~~Explain any procedures for suspending or stopping trading on the NMS

49

ActiveUS 169115419

Exhibit 3

Item 22:   Clearance and Settlement

a.   ~~a.~~Describe any procedures and material arrangements undertaken to facilitate the clearance and settlement of transactions on the NMS Stock ATS (e.g., whether the ATS becomes a counterparty, whether it submits trades to a registered clearing agency, or whether it requires Subscribers to have arrangements with a clearing firm).

CF&Co.~~, a~~ and Goldman Sachs, both broker-~~dealer~~dealers registered with the SEC and FINRA, ~~is a~~are clearing ~~member~~members of both NSCC and DTC. CF&Co. or Goldman Sachs acts as Aqua's clearing broker on ~~all~~ Aqua trades. Subscribers make their own clearing arrangements. When the ILP acts as broker of record ("BOR"), the BOR is responsible for clearance and settlement of the liquidity taker's trade.

Subscribers that submit firm orders to Aqua are obliged to honor and settle any trades matched by the Aqua system. When a match occurs, Aqua reports a single trade to the FINRA/Nasdaq TRF for dissemination to the tape. Aqua transmits separate execution messages to the buyer and seller, notifying each side of the trade details for settlement purposes, with Aqua as counterparty to separate offsetting trades with the buyer and seller.

Trades with broker-dealer counterparties are submitted to NSCC's Continuous Net Settlement (CNS) system via the FINRA/Nasdaq TRF. Some broker-dealer subscribers have executed an NSCC Qualified Special Representative (QSR) agreement, which authorizes Aqua to submit locked-in trades for clearing to NSCC on their behalf. Broker subscribers that have not executed QSR agreements must submit to CNS on their own behalf.

Buyside subscribers communicate detailed sub-account trade allocations by the end of the day typically using DTCC's Oasys system. Aqua's Operations/Integration team verifies these details and updates the information with ~~CF&Co. to be reflected in the Phase 3 account that CF&Co. maintains on Aqua's behalf~~the applicable clearing broker (CF&Co. or Goldman Sachs).

Aqua provides subscribers with standing delivery instructions to provide to DTC that identifies the counterparty on their Aqua trades, MPID AQUA, as executing broker and either CF&Co~~.~~ or Goldman Sachs as the clearing member. Clients typically use the DTC Alert service to communicate their own updated delivery instructions to Aqua and the clearing broker, either CF&Co. or Goldman Sachs.

~~b.~~Are the procedures and material arrangements undertaken to facilitate the clearance and settlement of transactions on the NMS Stock ATS the same for all Subscribers and the Broker-Dealer Operator?

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